Exhibit 99.1
Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Unveils 3D Bio-printing Business Model

The business model will focus on selling 3D bio-printers and bio-inks designed to develop delicious, nutritious, safe, and consistent cultivated meat from ethically harvested cells.

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3D bio-printers: the Company is developing Ready-to-Cook 3D printers, for the production of hybrid cultivated products, incorporating a unique printing process that gives the product its fibrous texture.

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Bio-inks: the Company is developing various bio-inks to print different species, and will offer customization options intended to allow clients to purchase bio-inks for any type of species they would like to produce, tailored to their specific needs and preferences.

Rehovot, Israel, May 25, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, today announced that it has focused its business model to target B2B meat manufacturers and cultivated meat producers, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat. The Company intends to monetize its 3D printers and bio-inks that are needed to support printer operation.

The Company’s competitive advantage lies in its top-of-the-line expertise in 3D bio-printing technology and its ability to create highly–sophisticated, structured end products that aim to closely mimic real meat in terms of taste, texture, and appearance.

In accordance with Steakholder Foods’ new business model, the products it plans to offer:

1.
3D bio-printers
The Company’s 3D printers are state-of-the-art technology designed to produce cultivated meat products that mimic the texture, taste, and appearance of conventional meat. The Company is developing two types of printer platforms:

•	Ready to Cook (RTC) printer The flagship product, the RTC printer, produces a hybrid cultivated meat product made from a mixture of cultivated and plant-based ingredients.

The Company plans to offer lab- and industrial-scale printers using one of two types of technology to produce different end products. DropJet technology, based on drops of gel-based materials to create a 3D structure, is ideal for producing fish and seafood products, while for all other meat products, Fusion technology extrudes paste materials through a narrow nozzle, enabling the creation of fiber texture that best simulates conventional meat fibers.

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3D printer for incubated products
The Company’s innovation team is developing a 3D printer for an incubated product, such as tissue-engineered steak, considered the holy grail of the industry. This printer is expected to be a future value proposition for the Company when economies of scale support a market for fully cultivated products. This printer is designed to produce a fully matured, cultivated, printed meat product, which will require live cells to grow, differentiate, and mature, forming complex fibrous tissue that resembles the texture and taste of conventional meat.

2.
Bio-inks
Bio-inks are an integral part of the Company’s 3D printing technology. Steakholder Foods’ bio-inks are made of plant-based ingredients and cultivated cells. They are developed to ensure the production of tasty, safe, and consistent products. The Company plans to offer customization options intended to allow clients to create bio-inks for any type of species they would like to produce, tailored to their specific needs and preferences. The bio-inks will be available for purchase alongside the 3D printers.

Arik Kaufman, CEO of Steakholder Foods: “By offering 3D printing production methodologies to B2B clients, Steakholder Foods has the opportunity to become a backbone supplier that enables the production of products that consumers seek and expect. Our 3D bio-printing technology and customized bio-inks reflect our commitment to revolutionizing the food industry.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com